UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Farmer Bros. Co.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

307675108
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1	Names of Reporting Persons Farmer Bros. Co. Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,573,489
	6	Shared Voting Power 1,501,375
	7	Sole Dispositive Power 72,114
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,573,489
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.3%
12	Type of Reporting Person (See Instructions) EP

Item 1(a)	Name of Issuer:
Farmer Bros. Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(a)	Name of Person Filing:
Farmer Bros. Co. Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office or, if none, Residence:
1912 Farmer Brothers Drive
Northlake, Texas 76262

Item 2(c)	Citizenship:
California

Item 2(d)	Title of Class of Securities:
Common Stock, $1.00 par value

Item 2(e)	CUSIP Number:
307675108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,573,489

(b)	Percent of class: 9.3%

(c)	Number of shares as to which the person has:

(a)	Sole power to vote or to direct the vote 1,573,489

(b)	Shared power to vote or to direct the vote 1,501,375

(c)	Sole power to dispose or to direct the disposition of 72,114

(d)	Shared power to dispose or to direct the disposition of 0
The Trustee of the ESOP votes the shares held by the ESOP that are allocated to participant accounts as directed by the participants or beneficiaries of the ESOP. Under the terms of the ESOP, the ESOP Trustee will vote all of the unallocated ESOP shares (i.e., shares of Common Stock held in the ESOP, but not allocated to any participant’s account) and allocated shares for which no voting directions are timely received by the ESOP Trustee, in its independent fiduciary discretion. There are 1,501,375 shares allocated to plan participants, 72,114 shares to be allocated and a total of 1,573,489 shares in the plan.
The Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans comprised of no more than 6 members of management as approved by the Company’s Board of Directors administers the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, as members of the Administrative Committee of the Farmer Bros. Co. Qualified Employee Retirement Plans, we certify that the information set forth in this statement is true, complete and correct.
Date: January 23, 2018

By:	/s/ David G. Robson
Name:	David G. Robson
Title:	Member of the Administrative Committee of the Farmer Bros. Qualified Employee Retirement Plans

By:	/s/ Thomas J. Mattei, Jr.
Name:	Thomas J. Mattei, Jr.
Title:	Member of the Administrative Committee of the Farmer Bros. Qualified Employee Retirement Plans

By:	/s/ Carolyn Suzanne Gargis
Name:	Carolyn Suzanne Gargis
Title:	Member of the Administrative Committee of the Farmer Bros. Qualified Employee Retirement Plans

By:	/s/ Rene E. Peth
Name:	Rene E. Peth
Title:	Member of the Administrative Committee of the Farmer Bros. Qualified Employee Retirement Plans

By:	/s/ Brent Hollingsworth
Name:	Brent Hollingsworth
Title:	Member of the Administrative Committee of the Farmer Bros. Qualified Employee Retirement Plans